Exhibit 99.2

CENTOGENE Secures Approx. $20 Million to Strengthen Cash Position

Expanding Relationship With Lifera, a Biopharma Company Owned by the PIF

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, May 15, 2024 (GLOBE NEWSWIRE) --

Centogene N.V. (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced it has entered into a set of agreements with Lifera, a biopharmaceutical company wholly-owned by the Public Investment Fund (PIF) in Saudi Arabia. The expanded relationship, which takes the form of a $15 million purchase of certain of CENTOGENE’s accounts receivables (AR) and an increased investment in the parties’ joint venture (JV) relationship, provides funding in aggregate of approximately $20 million to CENTOGENE to support ongoing activities and to position the Company for future growth and profitability.

“This transaction strengthens our financial position and accelerates CENTOGENE’s ongoing efforts to optimize our working capital,” said Kim Stratton, Chief Executive Officer at CENTOGENE. “By securing approximately $20 million, we are providing greater liquidity to support our operations, strategic initiatives, and overall mission to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. CENTOGENE is committed to achieving EBITDA breakeven by the end of this year, and we are on a very good path to achieving this target.”

Transaction Details

Lifera is providing this financing on the basis of several CENTOGENE assets, such as AR and participations. In exchange, certain terms of the previously announced $30 million convertible loan provided by Lifera to CENTOGENE will be adjusted, including that it will be extended to 24 months and a portion will convert at $0.79, and CENTOGENE’S equity interest in the parties’ previously announced joint venture will be reduced (subject to an option to repurchase such interest in the future).

A complete description of these transactions can be found in the Current Report on Form 6-K and the Annual Report on 20-F that the Company filed today with the U.S. Securities and Exchange Commission and the Current Reports on Form 6-Ks previously filed by the Company on May 1, 2024, as well as June 27, October 27, and November 28, 2023.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with over 850,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 300 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target and drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodata Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements about our financial outlook (including our plans to achieve EBITDA break and attain profitability), pursuit of our strategic initiatives and receipt of funding under our announced transactions with Lifera. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “plan,” “is designed to,” “potential,” “predict,” “objective” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” or the negative of these are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, our ability to execute our business plan and strategy, including to enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our satisfaction of conditions precedent to receiving funding under our announced transactions with Lifera, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on May 15, 2024, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACT

CENTOGENE

Melissa Hall

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com